April 24, 2014

AdvisorOne Funds Board of Trustees

c/o Ryan Beach, President of the Board

17605 Wright Street

Omaha, NE  68130

Re:  Advisory Fee Waivers

Dear Mr. Beach:

In connection with that certain Investment Advisory Agreement  dated December 11, 2011, as amended April 24, 2014 (the “Agreement”)by and between Horizon Investments, LLC (the “Adviser”) and the AdvisorOne Funds (the “Funds”), Horizon has contractually agreed to waive a portion of its advisory fees for the benefit of the Funds, and to contractually bind itself, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses so that the annual operating expenses of the Funds do not exceed the percentage of average daily net assets indicated below:

Fund Name	Class A	Class N	Class I	Expiration Date
Horizon Active Asset Allocation Fund	1.67%	1.42%	1.17%	March 31, 2015

Horizon Active Income Fund		1.24%	0.99%	March 31, 2015

Horizon Active Risk Assist	1.67%	1.42%	1.17%	December 31, 2015

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

/s/ Robbie Cannon

Robbie Cannon

CEO

Horizon Investments, LLC

Approved and accepted on behalf of each Fund

/s/ Ryan Beach

Ryan Beach

President

AdvisorOne Funds